UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 14, 2014, reporting the results for the three months ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: May 14, 2014
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports First Quarter 2014 Results

Q1 2014 Revenue Increases 19% to $8.1 Million, Subscription Revenue
Increases 36% to $2.6 Million, Gross Margin Reaches 64%

TEL AVIV, Israel, May 14, 2014 -- Top Image Systems Ltd. (Nasdaq: TISA) a leading ECM (Enterprise Content Management) and BPM (Business Process Management) solution and MIP (Mobile Imaging Platform) provider, today announced financial results for the first quarter ended March 31, 2014. The Company will host a conference call and webcast at 10 a.m. ET today with a PowerPoint presentation accompanying prepared remarks, available for download from the Company website for participants joining via phone or via the online webcast link here.

Highlights:

•	Total revenues increased 19% year over year to $8.1 million;

•	Non-GAAP operating profit was $385 thousand for Q1, compared to a loss of $203 thousand for same quarter last year;

•
Total recurring revenues were $2.6 million, including SaaS (Software as a Service) revenue of $0.44 million, compared to $1.9 million recurring revenues in the same quarter last year, an increase of 36%;

•	Deferred revenues increased to $3.4 million as of March 31, 2014, compared to $2.3 million as of December 31, 2013, an increase of 50%;

•
The quarter-end cash balance was $15.7 million, compared to $3.2 million as of December 31, 2013; on February 6, 2014 the Company closed a public offering of ordinary shares, resulting in net proceeds to the Company of $13.7 million, including exercise in full of the underwriters’ overallotment option;

•	Growth solutions now represent 70% of revenues compared to 65% for the full year 2013, an increase of 8%;

•	After going live this quarter, eFLOW® CrowdBridge on Amazon Mechanical Turk has already carried out 30,000 transactions;

•	Through joint efforts with new partners, the US pipeline for our growth solutions has grown by 20%;

•	Avi Mileguir was appointed Executive Vice President and General Manager for the newly consolidated branches of TIS Latin America and TIS America, forming TIS Americas;

•	Our U.S.-based partner Fiserv went to market with the Snap-to-PayTM capability for select Fiserv mobile banking and payments solutions;

•
Following the successful mobile enrollment deployment in Q4 2013, in Q1 2014, our project with Xerox in Brazil expanded, adding eFLOW® DMR to optimize back office processing and bringing more mobile business;

•	We signed a partnership with US-based Open Scan to drive mobile payment capture solutions in the field, which we expect to drive mobile business in new verticals;

•
The Company’s focus on enhanced cloud capabilities, transition to SaaS and growing our mobile business is driving product, sales, market and executive recruitment strategies to ensure maximum revenue growth, especially in the United States, which is our primary target growth market.

Michael Schrader, COO, Top Image Systems, commented, “We delivered strong top line and bottom line performance this quarter, increasing revenue by 19% year over year to $8.1 million. We expect this double-digit revenue growth and continued margin improvement to be sustainable moving forward. The ability to generally fund operations from our cash flow has enabled us to earmark the money from our recent capital raise to pursue strategic inorganic opportunities and we are actively pursuing subscription-based, growing and accretive assets. During this process, we will make every effort to maximize shareholder value on any investment we make.”

Mr. Schrader continued, “The organic growth that resulted in increased revenues derived from increased sales of our growth engine solutions: Mobile Imaging, ERP (INVOICE) and DMR (Digital Mailroom). Our business is highly defensible as our customers are large, blue chip companies with strong balance sheets that consider our solutions critical to their business success. Both our sales pipeline and our win rates have increased. In addition, our new SaaS business model is helping us win additional business and increase revenue predictability and visibility quarter to quarter.   We continue to aggressively pursue sales and partnership opportunities in the U.S. For mobile imaging in particular, we are successfully engaging and landing industry-leading customers and partners thanks to our robust and flexible mobile imaging platform, which enables not only the mobile front end but also a complete back end platform, differentiating us from our competition. In fact, we find ourselves competing against first to market mobile providers in only a small percentage of our business, as we offer an open, extendible platform that they do not have. This important competitive advantage uniquely positions us to thrive in this space.”

First Quarter 2014 Results

Revenues: Total revenues for the first quarter were $8.1 million, compared to $6.8 million for the first quarter of 2013. License revenues for the first quarter were $3.4 million, compared to $2.4 million for the first quarter last year. Professional Services revenues for the first quarter were $2.0 million, compared to $2.4 million for first quarter last year. This decrease does not represent a negative trend, but is simply a consequence of typical fluctuation in project lifecycles. Recurring revenues for the first quarter were $2.6 million, an increase of 36% on a year-over-year basis.

Gross Profit: Gross profit for the first quarter was $5.2 million, compared to $3.8 million for the first quarter of 2013, an increase of 37%. Gross margin for the first quarter was 64%, compared to 56% in the first quarter last year.

Earnings: Non-GAAP operating income was $385 thousand compared to a loss of $203 thousand for the first quarter of 2013. Non-GAAP net income was $279 thousand compared to a loss of $259 thousand for the first quarter of 2013. Non-GAAP diluted earnings per share were $0.02 compared to a loss of $0.02 for the first quarter of 2013.  GAAP operating income was $236 thousand compared to a loss of $246 thousand for the first quarter of 2013. GAAP net income was $130 thousand compared to a loss of $302 thousand for the first quarter of 2013. GAAP diluted earnings per share were $0.01 compared to a loss of $0.03 for the first quarter of 2013.

Mr. Schrader concluded, “In this quarter we continued to promote our mobile and cloud-directed strategies by pursuing powerful channel and technology partnerships, initiating product launches, and making key organizational enhancements to deliver global and US market growth. We are confident that our clear focus on cloud, SaaS and mobile imaging strategies in 2014 will drive us to maximum revenue growth throughout the balance of the year, and beyond.”

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Wednesday, May 14, 2014, during which TIS management will present and discuss the Company’s financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:

10:00 am Eastern Time
7:00   am Pacific Time
5:00   pm Israel Time

To join the live webcast, please click on the following link: http://public.viavid.com/index.php?id=109096.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=109096

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which excludes non-cash stock-based compensation expenses) and Non-GAAP Net Income (which excludes the impact of non-cash stock-based compensation expenses).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "Reconciliation of GAAP to Non-GAAP Results” below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the quarter ended March 31, 2014, and they are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS’ solutions deliver content across enterprise applications. TIS’ eFLOW Platform is a common platform for the company's solutions which is marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

TIS Company Press Contact:

Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:

James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2014	2013
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$15,711	$3,203
Restricted cash	358	347
Trade receivables, net	9,520	7,111
Other accounts receivable and prepaid expenses	1,420	901
Deferred tax asset	925	913

Total current assets	27,934	12,475

Long-Term Assets:
Severance pay funds	1,775	1,775
Restricted cash	306	374
Long-term deposits and long-term assets	79	80
Deferred tax asset	424	515
Property and equipment, net	250	260
Goodwill	6,201	6,168

Total long-term assets	9,035	9,172

Total Assets	$36,969	$21,647

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$418	$359
Deferred revenues	3,424	2,284
Accrued expenses and other accounts payable	1,225	1,334

Total current liabilities	5,067	3,977

Long-Term Liabilities:
Accrued severance pay	1,955	1,956

Total long-term liabilities	1,955	1,956

Total Liabilities	$7,022	$5,933

Shareholders' Equity	29,947	15,714

Total Liabilities and Shareholders' Equity	$36,969	$21,647

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2014	2013
	In thousands, except per share data
	Unaudited

Revenues	$8,054	$6,753

Cost of revenues	2,885	2,988

Gross profit	5,169	3,765

Expenses

Research and development cost	1,012	754
Selling and marketing	2,811	2,174
General and administrative	1,110	1,083
	4,933	4,011

Operating income (loss)	236	(246)

Financing income (expenses), net	8	(39)

Other income, net	8	-

Income (loss) before taxes on income	252	(285)

Tax on income	122	17
Net income (loss)	$130	$(302)

Earnings per Share
Basic earning (loss) per share	$0.01	$(0.03)

Weighted average number of shares used in computation of basic net income per share	14,110	11,650

Diluted earning (loss) per share	$0.01	$(0.03)

Weighted average number of shares used in computation of diluted net earnings per share	14,672	11,650

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended
	March 31,	March 31,
	2014	2013
	In thousands, except per share data

GAAP operating income (loss)	$236	$(246)
Stock-based compensation expenses	149	43
Non- GAAP operating income (loss)	$385	$(203)

Net income (loss) for the period	$130	$(302)
Stock-based compensation expenses	149	43
Non-GAAP Net income (loss)	$279	$(259)

Non-GAAP Net income (loss) used for basic earnings per share	$279	$(259)
Shares used in basic earnings per share calculation	14,110	11,650
Non-GAAP basic earnings (loss) per share	$0.02	$(0.02)
Non-GAAP Net income (loss) used for diluted earnings per share	$279	$(259)

Shares used in diluted earnings per share calculation	14,672	11,650

Non-GAAP diluted earnings (loss) per share	$0.02	$(0.02)